                                                                    EXHIBIT (12)
                             CMS ENERGY CORPORATION
                Ratio of Earnings to Fixed Charges and Preferred
                     Securities Dividends and Distributions
                              (Millions of Dollars)


                                                        Six Months
                                                          Ended                    Years Ended December 31 -
                                                     June 30, 2000     1999      1998      1997       1996       1995
                                                    ------------------------------------------------------------------
                                                                                  (b)

Earnings as defined (a)
Consolidated net income                                   $ 161      $ 277      $ 242     $ 244      $ 224      $ 195
Income taxes                                                 68         64        100       108        137        113
Exclude equity basis subsidiaries                          (101)       (84)       (92)      (80)       (85)       (57)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $21, $42, $28,
  $13, $5 and $4 million for the six months ended
  June 30, 2000 and for the years ended December
  31, 1999, 1998, 1997, 1996 and 1995,
  respectively                                              360        395        395       360        313        299
                                                          -----------------------------------------------------------

Earnings as defined                                       $ 488      $ 845      $ 645     $ 632      $ 589      $ 550
                                                          ===========================================================


Fixed charges as defined (a)
Interest on long-term debt                                $ 291      $ 507      $ 319     $ 273      $ 230      $ 224
Estimated interest portion of lease rental                    4          7          8         8         10          9
Other interest charges                                       11         57         48        49         43         42
Preferred securities dividends and
  distributions                                              74         96         77        67         54         42
                                                          -----------------------------------------------------------
Fixed charges as defined                                  $ 380      $ 662      $ 452     $ 397      $ 337      $ 317
                                                          ===========================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions          1.28       1.28       1.43      1.59       1.75       1.74
                                                          ===========================================================

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NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.